Exhibit 21.1

List of Significant Subsidiaries and Affiliated Entities of Zhaopin Limited

Name	Jurisdiction of Incorporation

Subsidiaries:
Zhilian Wangpin (Beijing) Technology Co., Ltd.	PRC
Zhilian Yipin (Beijing) Technology Co., Ltd.	PRC
Guangdong Zhilian Culture & Media Co., Ltd.	PRC
Beijing Wangpin Consulting Co., Ltd.	PRC

Affiliated Entities:
Beijing Zhilian Sanke Human Resources Service Co., Ltd.	PRC
Shenyang Zhilian Wangpin Advertising Co., Ltd.	PRC
Harbin Zhilian Wangcai Advertising Co., Ltd.	PRC